SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Otonomy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68906L 105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L 105

(1)	NAMES OF REPORTING PERSONS David Allen Weber
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 2,259,804 (1)
	(6)	SHARED VOTING POWER -0-
	(7)	SOLE DISPOSITIVE POWER 2,259,804 (1)
	(8)	SHARED DISPOSITIVE POWER -0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,804 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.47% (2)
(12)	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 9,704 shares of the common stock (“common stock”) of Otonomy, Inc. (the “Issuer”) held by David Allen Weber (the “Reporting Person”); (ii) 21,876 shares of common stock held by The Weber Trust Dated March 9, 2005, for which the Reporting Person serves as trustee; and (iii) 2,228,224 shares of common stock issuable to the Reporting Person upon the exercise of options that are exercisable within 60 days of December 31, 2020.

(2)

Based on 50,547,094 shares of common stock outstanding, which consists of (i) 48,318,970 shares of common stock outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2021, and (ii) 2,228,224 shares of common stock issuable to the Reporting Person upon the exercise of options that are exercisable within 60 days of December 31, 2020.

Item 1.	Issuer

(a)	Name of Issuer:

Otonomy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4796 Executive Drive

San Diego, CA 92121

Item 2.	Filing Person

(a)	Name of Person Filing:

This statement is being filed on behalf of Dr. David Allen Weber.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business officer of the Reporting Person is c/o Otonomy, Inc., Attn: Chief Financial & Business Officer, 4796 Executive Drive, San Diego, CA 92121.

(c)	Citizenship:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

68906L 105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

David Allen Weber: 2,259,804

(b)	Percent of class:

David Allen Weber: 4.47%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,259,804

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,259,804

(iv)	Shared power to dispose or to direct the disposition of:

0

The amount beneficially owned by the Reporting Person consists of (i) 9,704 shares of common stock held by the Reporting Person; (ii) 21,876 shares of common stock held by The Weber Trust Dated March 9, 2005, for which the Reporting Person serves as trustee; and (iii) 2,228,224 shares of common stock issuable to the Reporting Person upon the exercise of options that are exercisable within 60 days of December 31, 2020.

The percent of class was calculated based on 50,547,094 shares of common stock outstanding, which consists of (i) 48,318,970 shares of common stock outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2021; and (ii) 2,228,224 shares of common stock issuable to the Reporting Person upon the exercise of options that are exercisable within 60 days of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ David Allen Weber, Ph.D.
David Allen Weber, Ph.D.